

Brandon Cotter · 3rd

Advisor. Innovator. Veteran startup leader with 3 successes, 3 mediums, and 4 fails. Amateur wakesurf instructor. In pursuit of my next BHAG: Twelve Marine Ventures.

Dallas, Texas, United States · Contact info

500+ connections

Twelve Marine Ventures

Experience

Founder, CEO
Twelve Marine Ventures · Full-time
Sep 2020 – Present · 1 yr 2 mos
Dallas, Texas, United States

Twelve is a marine-tech startup with technology and design at the core—building boats that are safer and more fun, and ultimately making boating more accessible to all.

We are not a disruptor

Co-Founder
Doxile · Part-time
Jan 2021 – Present · 10 mos
Dallas, Texas, United States

Doxile is a SaaS + mobile application that provides a flexible workplace for innovators and attorneys to collaborate and streamline their processes.

From ideation to IP management, Doxile helps teams capture, then organize and pı ...see more

Doxile 4.17.21

Doxile | IP Management Software

Managing Partner
Wilcot, LLC · Self-employed
Jan 2020 – Present · 1 yr 10 mos
Dallas, TX

Holding company.
Owned invoicing SaaS business, Blinksale, sold in early 2021.
Provides startup incubation for legal-tech startup, Doxile, Inc.

Doxile | IP Management Software

Stripes Agency
2 yrs 2 mos

Advisory Board
Contract
Nov 2018 – Dec 2020 · 2 yrs 2 mos
Dallas/Fort Worth Area

Advisory board of Stripes Agency, a data-driven, paid social agency.

The agency helps companies envision and execute paid social media and move from vanity metrics to ROI-driven ones and industry strengths historically have been with unive ...see more

Managing Director, Stripes Ventures
Full-time
Nov 2018 – Jul 2020 · 1 yr 9 mos
Dallas/Fort Worth Area, Los Angeles, CA

Stripes Ventures funds customer acquisition and demand generation campaigns, which are developed and executed by our agency, Stripes, a paid social media agency based in Dallas and Los Angeles.

...see more

Doublewide Partners, LLC
9 yrs 11 mos

9 yrs 11 mos

Managing Partner
Apr 2009 – Feb 2019 · 9 yrs 11 mos
Dallas County, Texas, United States

I was the founder and an investor in this user-experience-focused incubator that acquired, started, and operated a number of small SaaS businesses including ZenCash, one of the first online receivables management apps, and Blinksale, one of the first web-based invoicing apps.

Managing Partner
Apr 2009 – Sep 2014 · 5 yrs 6 mos

Founder and Managing Partner at DWL, a user-experience focused investment company based in Dallas, TX.

Show 5 more experiences

Education

Texas Christian University
Bachelor of Science, RTVF
1988 – 1993